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                               December 9, 2021

       Ting Ting Chang
       Chief Executive Officer
       Zhong Yuan Bio-Technology Holdings Ltd
       28 Queen's Road East
       Tesbury Centre, Suite 901
       Wanchai, Hong Kong

                                                        Re: Zhong Yuan
Bio-Technology Holdings Ltd
                                                            Post-Effective
Amendment to Form F-1
                                                            Filed November 12,
2021
                                                            File No. 333-235983

       Dear Mr. Chang:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment filed November 12, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China and Hong Kong which involves unique risks to
                                                        investors. Provide
prominent disclosure about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China and
                                                        Hong Kong. Your
disclosure should make clear whether these risks could result in a material change in your
operations and/or the value of your common stock or could
                                                        significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
 Ting Ting Chang
FirstName LastNameTing   Ting Chang Ltd
Zhong Yuan   Bio-Technology Holdings
Comapany9,
December  NameZhong
             2021      Yuan Bio-Technology Holdings Ltd
December
Page 2    9, 2021 Page 2
FirstName LastName
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. On the Cover Page, please clearly disclose how you will refer to the holding company and the subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 4

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a
 Ting Ting Chang
FirstName LastNameTing   Ting Chang Ltd
Zhong Yuan   Bio-Technology Holdings
Comapany9,
December  NameZhong
             2021      Yuan Bio-Technology Holdings Ltd
December
Page 3    9, 2021 Page 3
FirstName LastName
         subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
6. We note your disclosure on page 13 that trading in your securities on a national securities exchange or in the over the counter trading market may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result your shares could be delisted from whatever exchange they may become listed on. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Also, please expand the
         HFCA Act disclosure to clarify that the U.S. Senate passed the Accelerating Holding
         Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to
         require the SEC to prohibit an issuer   s securities from trading on
any U.S. stock
         exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
Risk Factors, page 8

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Austin Wood at 202-551-5586 or Mary Beth Breslin at
202-551-
3625 with any questions.
 Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Ltd
December 9, 2021
Page 4

                                                     Sincerely,
FirstName LastNameTing Ting Chang
                                                   Division of Corporation
Finance
Comapany NameZhong Yuan Bio-Technology Holdings Ltd
                                                   Office of Real Estate &
Construction
December 9, 2021 Page 4
cc:       Celia Velletri
FirstName LastName